

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 15, 2010

E. Robinson McGraw
Chairman of the Board, President and Chief Executive Officer
Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804-4827

>   **Re: Renasant Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **File No. 1-13253**

Dear Mr. McGraw:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and we have no further comments.

Sincerely,

Kathryn McHale
Senior Counsel